EXHIBIT 2

Baran Group Ltd.

Report for the Nine Months Ended September 30, 2002
(Translation into English)

Members of the Board of Directors

Meir Dor — Chairman of the Board & CEO
Yom Tov Samia — President & COO
Menachem Gal — Executive Officer
Aviel Raviv — Executive Officer
Arieh Shaked *
Jonathan Inbar
Isaac Friedman
Israel Gotman
Israel Scop
Liora Ofer
Shuki Shor
Shlomo Sharf
Tami Gotlieb *

Director on Behalf of the Public *

The Accountants

Kesselman & Kesselman, Accountants

Legal Adviser

Haim Assael, Law Offices

Baran Group Ltd.

Report of Board of Directors
For the Nine Months Ended September 30, 2002
(In U.S. $, Adjusted to the Exchange Rate of 30 September 2002)

The Board of Directors of Baran Group Ltd. (the “Company”) presents herewith a summary of the financial reports and an updated review of the activities and financial results for the Company and its subsidiaries (the “Group”) for the nine-month period ended September 30, 2002, with emphasis on the third quarter of 2002.

This report and the accompanying financial statements were originally filed in the Hebrew language and set out in New Israeli Shekels (“NIS”), in accordance with Israeli generally accepted accounting principles. This English translated versions of this report and the financial statements vary in certain respects from U.S. GAAP and are translated into U.S. dollars (“$” or “dollars”) solely for convenience of the reader. The adjusted NIS figures at September 30, 2002 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at September 30, 2002 ($1 = NIS 4.871). The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into dollars.

A. Description of The Group and its Business Environment

1. Major Activity Fields

The Group acts within a framework of six operational divisions. Four divisions comprise the Group’s engineering companies, with each division focusing on a professional specialization and specific vertical markets. The additional two divisions are the consulting division and the technology and investment division, both of which are active in non-engineering disciplines.

Each division is administered independently, guided by the Group’s management and subject to the direction of one of the Group’s co-chief executive officers or the Chairman.

The Industrial Division specializes in management, engineering planning and performance of projects in processing industries, which include, among others, chemicals, biotechnology, petrochemicals, energy and food. The division is active both in domestic and foreign markets.

The Civil Engineering (Construction) Division specializes in managing, coordinating, supervising and building projects in the fields of civil, institutional and military construction and infrastructure, as well as industrial buildings.

The Communication Division specializes in planning, management, installation and construction of telecommunications infrastructure and equipment, both in Israel and abroad.

The Semiconductor Division specializes in designing, planning and building semiconductor, biotechnology and pharmaceutical manufacturing plants and production lines.

The Consulting Division consists of several companies that specialize within a particular field, including industrial management, reliability, quality control and logistics. The division operates both in Israel and abroad.

The Technologies and Services Division is engaged in the development, manufacturing and marketing of unique technology-based products (mainly for exports), as well as investment and real estate related activities.

In addition, the company is engaged in business development activities involving engineering projects in fields that are not currently within the scope of activities of its six divisions and that are expected to become active businesses in the Group in the future.

At the end of the third quarter of 2002, the Group employed, in Israel and abroad, approximately 1,500 people (not including subcontractors).

A comprehensive description of the Group’s business activities may be found in the Directors’ Report, supplemented to the Company’s financial statements for 2001 and the interim reports published since then, as well as in the registration statement filed with the United States Securities and Exchange Commission on Form F-4, which was declared effective on October 24, 2002.

2. Divisional Activities, Characteristics in the Reported Period

General:

The enduring slowdown in growth and new investments in the worldwide economy, as well as the uncertain security situation and economic conditions in our area, continuously affect and delay decisions of the various sectors pertaining to investments and new projects in the fields in which the Group’s divisions are active. As a result, the Group’s immediate pipeline of new projects has declined, while the Group continues to focus on rebuilding its pipeline with long-term turnkey projects that are expected to influence future results. Notwithstanding the current economic climate, the Group continues to maintain profitability and adequate gross margins through cost-saving initiatives and other adjustments.

2.1 The Industrial Division

The companies within the industrial division are involved in engineering projects in Israel and, to a lesser extent, abroad. The division performs services related to process-oriented industries such as chemicals, energy and energy generation, petrochemicals, food processing and biotechnology. The division also assumes comprehensive responsibility for performing and delivery of industrial and real estate projects on a turnkey basis. The continuing worldwide recession has resulted in a reduction of the division’s profitability, as well as a decrease and reallocation of employees and other resources.

The division is engaged in current and ongoing projects, and invests considerable effort in business development activities on potential large-scale projects that require the expenditure of significant up-front expenses. These projects include industrial facilities such as gas conduction, water-desalination, and sewage and waste treatment plants. Management believes these efforts have begun to yield positive results.

In August 2002, the division won a bid for the erection of a desalination facility and the production of energy at the Carmel Beach by Haifa. To implement the erection of the desalination facility, the Company, along with Ionics (a U.S. company), and Dor Chemicals Ltd. of Israel, founded and own equal shares in Carmel Desalination Ltd. After the announcement of the winning bid being granted, the State of Israel and Carmel Desalination Ltd. signed a contract for the sale and delivery of water produced at the new facility. Basically, this project will involve the erection of a desalination facility in the Haifa region during the years 2003-2004 and its subsequent operation, as well as the sale of water to the State of Israel beginning in 2008 and continuing for a period of over 20 years. The Company and the companies within the Group’s industrial division are expected to be involved throughout the construction and operational phases, as well as during the subsequent stages of sale and delivery of water. Consequently, the project is expected to have myriad effects on future results of operation. Please see paragraph F.1 below for further discussion of this project.

In addition to the desalination project, the industrial division expects future positive responses regarding tenders and additional bids already submitted or currently being prepared for submission.

2.2 The Civil Engineering (Construction) Division

Companies in this division are engaged mainly in supervision, establishment and management of projects in the area of industry and civil infrastructure, and managing projects for government agencies and institutions (such as the Ministry of Defense, the Prison Service, the Israel Police Force, and the Ports and Railway Authority).

Among others, this division is involved in the “Nachshonim” project, a joint venture (of which the Company’s share is one third) engaged in the erection of a military base. The total revenues expected from this project are approximately U.S.$125 million. Work on this project started during the third quarter of 2001 and is expected to continue for about three years. At the end of the reported quarter, the Group has not yet started to realize any profits from this project. It is expecting, however, to reach this profitability during the fourth quarter of 2002 as the current work-in-progress is completed and delivered.

The activity turnover of the division’s companies has been less affected by the economic recession, due to its focusing mainly on infrastructure projects vis-à-vis budgeted agencies. The construction division expects to conclude the year 2002 with a considerable increase of its business volume, which will affect the results of the Group as a whole.

The division’s customers include The Port and Railway Authority, The Department for Public Works, The Ministry of Defense, The Ministry of Industry and Trade, Israel Railways, The Israel Police Force, The Prison Service and The Israel Real Estate Administration.

2.3 The Communication Division

Companies in this division are engaged in management, supervision and establishing infrastructure for telecommunications networks in general, especially cellular communications networks, in Israel and abroad.

During the first quarter of 2002, the Group reached a settlement with YES (D.B.S Satellite Services [1998] Ltd.) to resolve a dispute between the parties over a project performed by this division for YES. Under the court approved settlement, YES has agreed to pay the Group U.S. $11.4 million. To date, YES has paid U.S. $5 million of the settlement and the remaining U.S. $6.4 million represents debt owed to the Group. The Company does not expect any difficulties regarding future repayments by YES.

At the beginning of the second quarter, the division commenced communication projects in the Far East. The Group is encouraged by the initial results of this division’s Far East activities, which already have yielded positive results. Please see the paragraph 6.1 below for further discussion of these activities and results.

In Germany, the division continues its cellular infrastructure construction activities and other activities on telecommunication projects in general. However, Nokia GmbH recently notified the division’s German subsidiary that it was to stop work as a subcontractor on construction of the turnkey cellular infrastructure project Nokia is performing on behalf of Mobilcom Multimedia. To the Company’s knowledge, Nokia sent such notification to all its subcontractors on this project. Based on the customer’s satisfaction with the works performed by the German subsidiary, once Nokia reviews and approves the German subsidiary’s work, the Company expects Nokia to reactivate the project and reintegrate the subsidiary in the project in a substantial manner. The Company does not anticipate any difficulties in collecting amounts owed by Nokia to the German subsidiary. The Company is currently negotiating with Nokia and the other subcontractors and suppliers of the project regarding the outstanding accounts. The total amount of the revenues accrued under this project since inception in 2001 is approximately

U.S.$ 39 million. Please see the Company’s reports dated 10.02.2002 and 10.10.2002 for further information.

The division’s activity in Israel during the current year has continued to be carried out in a market in which the investments are relatively moderate though stable.

2.4 The Semiconductor Division

The division, through Meissner-Baran Ltd. (46.5% of which is held by the Group), specializes in large-scale projects primarily in the semiconductor industry. The projects include engineering plans and installation of high-precision equipment in a clean-room environment, while meeting safety standards and requirements, timetables and highest quality performance procedures, in accordance with industry standards.

During the third quarter, Meissner-Baran Ltd. continued to perform and complete the current phase of a project performed for Tower Semiconductors Ltd. To fulfill all its obligations to the customer, such as completing work before the contracted deadline and meeting all planned scheduling requirements, the Company has incurred a considerable increase in the direct expenses of performing the project. Consequently, expenses during the preceding quarter exceeded related revenues, resulting in the division’s registered losses. The division’s revenues and profitability have decreased since the beginning of the year, which has adversely affected to some extent the results of the entire Group for the reported period.

The Group is making efforts to utilize the excellent capabilities of the division in order to enter into other projects in its field of expertise, in Israel and abroad, when the project for Tower Semiconductors is completed. The division has made proposals to various prospective and existing customers, some of which may result in additional projects.

2.5 The Consulting Division

This division includes Tefen Industrial Engineering and Systems Analysis Ltd. (“Tefen”), which is traded on the Tel Aviv Stock Exchange. The Group holds (as of the balance sheet date) approximately 31.2% of Tefen’s share capital.

Tefen provides consulting services in the fields of management, production engineering and computerization of information systems in Israel and abroad. Tefen’s activity abroad is carried out through subsidiaries in the U.S. and Europe.

Tefen significantly reduced its semiconductor activities abroad, and simultaneously expanded its activities into new fields such as pharmaceuticals. These new efforts have resulted in profits to Tefen abroad, compensating for a reduction in the volume of activities and profits relating to projects performed in Israel. Overall, Tefen is maintaining its profitability, with profits being improved in the current quarter compared to the previous one.

Further information is available in Tefen’s financial statements, published separately.

The division also includes A.L.D. — Advanced Logistics Developments Ltd. (“ALD”), which also is traded on the Tel Aviv Stock Exchange. ALD is 54.43% owned by the Group.

ALD is engaged in developing software tools, providing solutions for reliability and quality management and training by the ALD College. Its software tools facilitate the scientific forecasting of system failures and formation of recommendations for improvement of a product in the process of its development and manufacture. ALD and some of its Israeli customers are engaged in the fields of software and hi-tech, fields that in the last year suffered from a significant decline in investments and development, and encountered market and business difficulties. As a result, ALD’s customers’ activities have decreased. The number and scope of courses and training at the ALD College declined for the same reason. However, ALD’s U.S. subsidiary’s activities have begun to increase.

The overall market decline reduced ALD’s revenues and impaired its profitability. ALD’s management took streamlining measures in order to adapt the company to the changing economic conditions and curtail its losses, a goal that has not yet been achieved during this quarter.

Further information is available in ALD’s financial statements, published separately.

2.6 The Technologies and Services Division

The division is engaged in several activities:

2.6.1.	Development and marketing both in Israel and abroad of pushbutton products based on piezo-electric switches and crystals (“E.S. EVERSWITCH”) — These products include different types of pushbuttons and keyboards used for various purposes, and integration of these products with other domestic and industrial products into operating control boards and other uses. These products are unique in their external impermeability and are adaptable for use in extremely harsh working conditions and climates, as well as under normal conditions. The division sold these products in a number of transactions involving new fields and markets this quarter, such as the integration and insertion of the products into a production line of domestic consumption products, monitoring and control systems and more. Marketing activities have been continually increasing, accompanied by expansion of the line of products and number of customers, including a number of renowned, large companies, producing electrical and electronic products. Following a lengthy development phase, the division has achieved profitability on the sale of these products.

2.6.2.	Development, experimentation and testing and feasibility studies of an advanced parking management system (“TPS”) — If the experiments are successful, the Company will begin marketing and sales of the product as early as 2003. The product has already generated interest in terms of possible investment, co-venturing, development and operation of the product. Related agreements are expected to be signed shortly.

2.6.3.	Production, importation and selling of poultry and cattle feeding products through one of the Group’s subsidiaries — This activity is continuously growing, both in turnover and revenue, while establishing and consolidating the subsidiary’s position as one of the leaders in its field in Israel.

2.6.4.	Initiating, constructing and operating real estate — A subsidiary in the division engages in the development, financing and operation of commercial shopping centers and office buildings for rent in Israel. This activity yields regular, stable rental income for the Group. The real estate segment has not suffered declines in revenues or profitability during the current year, notwithstanding the current economic downturn and stagnation in Israel.

3. Business Development Activity

3.1 The Group’s business development activities are managed and implemented by the Company and its senior employees and managers, as part of the Group’s plans to expand into new fields and geographic markets. The development efforts are focused on two major directions:

•	Foreign communication and cellular markets abroad, especially in the U.S., and

•	The real-estate market and foreign projects abroad, especially in Rumania.

3.2 The Group entered the communication and cellular infrastructure systems market abroad during 2002, and is investing considerable efforts to continue its international expansion. The Group has focused its efforts in the U.S. and the Far East.

3.3 The Group established a subsidiary company in Thailand (see paragraph 2.3 above) and recently completed the merger of U.S.-based o2wireless Solutions Inc. into its wholly owned acquisition subsidiary.

3.4 o2wireless and its successor corporation, Baran Telecom Inc., are actively engaged in providing outsourced integrated network solutions for the telecommunications industry, including cellular infrastructure design and implementation. o2wireless was previously listed on the Nasdaq National Market, and, as a result of the merger, the Company’s shares are now listed for trading on the Nasdaq National Market System in addition to the Tel Aviv Stock Exchange. With the completion of the merger, the Company now possesses a significant U.S. base of operations, with a physical presence, customers, connections and projects in the cellular field. The results of the U.S. subsidiary’s post-merger activities will be included in the Group’s Financial Statements beginning in the fourth quarter of 2002, which activities are expected to result in increased turnover and sales for the Group. Please see paragraph 6.2 below for further information.

3.5 The Group’s business development unit generally is examining and at various stages of contact with several authorities relating to the purchase of and partnerships and participations in plants, facilities and major turnkey projects abroad, particularly in Central and Eastern Europe. In addition, the unit has made an effort to become more involved in PFI projects in Israel.

Recently, the Group revised its business development processes and criteria in order to more aggressively and effectively penetrate the Group’s targeted markets. As a result, the unit will be more selective and will evaluate fewer opportunities and projects, with an increased focus on those opportunities that have the highest probability for maturation and profitability.

3.6 The business development unit continued to consume considerable human resources and managerial attention, resulting in significant expenses for this quarter. The Group will continue its business development efforts, emphasizing the creation of an adequate business foundation for the future and completion of the above-mentioned activities.

4. The Group’s Income Breakdown Percentage by Divisions

	1-12/2000*	1-12/2001*	1-9/2002

Industrial Division	16%	16%	19%

Communication Division	65%	42%	35%

Civil Engineering Division	4%	3%	10%

Semi-conductor Division	10%	28%	14%

Consulting Division	1%	1%	1%

Technology & Services Division	4%	10%	21%

Total	100%	100%	100%

Total of Relative Turnover (in U.S. $ Million, Adjusted for September 2002)	189	213	140

*	Newly calculated, as if in these years the companies were already organized in the 2002 division structure.

5. Dependence on Suppliers and Customers

Due to a variety of factors, the Group as a whole does not depend on a single supplier or customer. Nevertheless, every year, there have been certain customers (varying from one year to another) for whom the Group has carried out particularly large-scale projects.

During the reported period there were three customers, constituting a relatively large share of the Group’s activities, constituting 26% of the Group’s revenue, compared to 68% during 2001.

6. Additional, Exceptional, or One-Time Events

6.1 At the beginning of this quarter Baran Raviv Telecom (Thailand) Ltd. (Baran Thailand) was established; and has already begun performing a project of erecting cellular sites throughout Thailand for Motorola and other customers. The estimated revenue from the first stage of this project is approximately U.S.$10 million; the entire project is projected to generate approximately U.S.$ 40 million in revenues over two and a half years. The results of Baran Thailand’s activities are included in the financial reports as of the year’s second quarter.

6.2 On November 13, 2002, the Company completed the merger of o2wireless Solutions Inc. (“o2”) into its wholly owned subsidiary, Baran Telecom, Inc. Under the merger agreement, o2’s shareholders exchanged each one of their shares for 0.014919 shares of the Company. A total of 454,166 of regular shares were issued, each of which having a nominal value of NIS 1. o2’s shares were previously listed and traded on the Nasdaq. As a result of the merger, the Company’s shares are listed for trading on the Nasdaq National Market System under the symbol “BRAN”, and its shares began trading on the Nasdaq on November 15, 2002.

Upon execution of the merger agreement, the Company (through its subsidiary Baran Telecom) provided a U.S.$ 5 million working capital loan to o2, the size of which might increase subject to o2’s needs and business results. Please see paragraph F.1.2 below — “Events Occurring Subsequent to the Balance Sheet Date” for further information.

6.3 In July 2002, an agreement was signed for the purchase of 50% of ELCO Thailand Ltd. by a Group’s subsidiary. ELCO is involved in the energy field and represents a further extension of the Group into the Far East. The results of the new company have not been included in this quarter’s financial results, but will be included in the Group’s reports upon completion of the purchase.

A. The Financial Situation of The Company

1. Balance Sheet

The Company’s total assets as of September 30, 2002 is approximately U.S. $158 million, which is comparable to the Company’s total assets of approximately U.S. $158 Million as of December 31, 2001.

The Company’s shareholder’s equity constitutes approximately 29% of the balance sheet total as of September 30, 2002, similar to the ratio on December 31, 2001, which was also approximately 29%.

Additional balance sheet items in the reported period were as follows:

•	The Company’s current property decreased from U.S. $116 million at the end of 2001, to U.S. $111 million at the end of the third quarter of 2002. This decrease relates primarily to a reduction in accounts receivable.

•	Current obligations decreased from U.S. $100 million at the end of 2001 to U.S. $72 million at the end of the third quarter of 2002. This change was due to a decrease in debts to suppliers and others in the amount of approximately U.S. $34 million, which decrease was offset by an increase in short-term borrowings from banks of approximately U.S. $6 million.

•	Long-term obligations to banks increased by approximately U.S. $28 million, due to loans received by the Company (during the first quarter of 2002).

•	Investments and long-term adverse balances increased from U.S. $15 million at the end of 2001 to U.S. $19 million at the end of the third quarter of 2002. The change was due to loans made by the Company to subsidiaries and other companies in which the Company has an ownership interest.

•	Land, property and buildings for rent increased from U.S. $15 million at the end of 2001 to U.S. $17 million at the end of the third quarter due to the Group’s investments in profit-yielding real-estate properties.

2. Financial Exposure and Protecting Actions

•	In existing projects, minor changes in the exchange rate are not of material significance for the Group, since the related revenues and expenses are expressed in NIS, so that there is no significant exposure to currency fluctuations. Accordingly, the Company does not use any special hedging transaction or other measures to protect its operations.

•	As to large projects and specific projects where the consideration is linked to the U.S. dollar, receipts and advances are usually linked to the currency in which most of the related expenditures will be incurred.

•	Conversion of a foreign currency into NIS and the fluctuation in an exchange rate due to changes in the purchasing power of the foreign currency or NIS might lead to recognition of losses and incurring of financing expenses in the Group’s financial statements, which may be significant in the case of large projects and specific projects linked to the U.S. dollar.

•	The activities of the Group’s foreign subsidiaries (i.e., in Europe and in the United States) are carried out in the local currencies of their countries of residence, so that they are not exposed to fluctuations in exchange rates.

Conversion of these subsidiaries’ activities into NIS, as required for presentation and uniformity in the financial report, were made according to conventional accounting principles.

•	Subsidiaries whose agreements are linked to a foreign currency, or those working directly with suppliers abroad, as a rule perform a linkage of the currency with which payments are made using the same currency. Linkage gaps are treated as financing expenses.

•	As a consequence of the considerable increase in activity of the Group’s subsidiaries with regard to projects abroad, or works performed directly for foreign customers, a relatively large share of the sums related to these activities is not expressed in NIS terms, but rather by the currency of the respective country (usually US$ or Euro). Their conversion into NIS, as required for presentation in the report, creates exchange-rate differences and financing expenses. The effect of the conversion is made according to the percentage change of conversion rates and purchasing power of the NIS, which consequently changes on each measuring date (i.e., the end of the reported quarter).

B. Results of Activities
1. Summary Profit and Loss Report (U.S. $ Thousands September 2002)

	for the year ended		for the three months periods ending

	31.12.2001	30.09.01	31.12.01	31.03.02	30.06.02	30.09.02

Revenues from sales, performance of works & services	212,513	48,531	58,923	49,395	45,673	45,136

Costs of revenues	175,005	40,025	49,786	41,393	39,112	38,536

Gross profit	37,508	8,506	9,137	8,002	6,561	6,600

Net expenses research & development	770	125	380	570	160	140

Net expenses sales and marketing	1,994	378	873	661	966	1,148

Management- & general expenses	12,415	2,753	4,199	3,111	2,420	2,698

Profit from regular actions	22,329	5,250	3,685	3,660	3,015	2,614

Net financing revenues (expenses)	1,643	1,338	493	(451)	(1,894)	(1,107)

Net other revenues (expenses)	(830)	(485)	560	241	(176)	(22)

Pre-tax profit on revenues	23,142	6,103	4,738	3,450	945	1,485

Tax on revenues	9,353	2,496	2,121	1,415	552	625

Post-tax profit on revenues	13,789	3,607	2,617	2,035	393	860

The share of the Company in profits (losses) of contained companies	249	(18)	121	36	21	46

Minority share in losses (profits) of a united Company	121	105	(165)	134	208	152

Net profit for respective period	14,159	3,694	2,573	2,205	622	1,058

2. Explanation for the Development of Profit and Loss Report

•	The third quarter’s sales turnover, approximately U.S. $45.14 million, is comparable to that of the previous quarter (approximately U.S. $45.67 million), and is lower than the turnover of the previous year’s third quarter by approximately 7%.

•	This quarter’s cost of revenues are approximately 2% lower than those of the previous quarter, and approximately 4% lower than those of the third quarter of the previous year.

•	Consequently, gross profit remains similar to that of the previous quarter (approximately U.S. $6.6 million versus approximately U.S. $6.56 million), and the gross-profit ratio is similar for both quarters — approximately 14.4% — yet the current quarter’s gross margin is lower than the gross margin of last year’s third quarter, which was approximately 17.5%.

•	Operational profit as a percentage of revenues decreased slightly, compared to the previous quarter (approximately 5.8% versus 6.6%). It is also lower than that of last year’s third quarter operational profit rate (which was about 10.8%).

•	The decrease in marginal operational profits is a direct consequence of the effects of last year’s erosion of returns and prices related to projects and an emphasis on business development to procure new projects and develop new markets. Management believes these business development activities create new income sources and the basis for renewed growth for future quarters.

•	The Company has not yet recognized a profit from the Nachshonim military base construction project, which is expected to generate a profit by the end of this year. Please see paragraph 2.2 above.

•	Sales and marketing expenses, approximately U.S. $1.15 million, are higher than those of last four quarters average (U.S. $0.97 million), primarily due to increased emphasis on business development and marketing efforts.

•	Administrative and general expenses decreased slightly during this quarter compared to last year’s third quarter, and last year’s quarterly average, due, among other things, to cost reduction and savings measures and cutting management-related costs, dictated by the general situation of the entire economy and the reductions in the Group’s senior management’s wages, which were cut by a rate of 10% to 15% will remain unchanged.

•	Net profits for the nine-month period, U.S. $1.06 million, began to increase again, after reaching a net profits low in the previous quarter.

C. Solvency

•	The Group experienced negative cash flow provided by operating activities during the third quarter of 2002 of approximately U.S. $6.4 million, a substantial part of which related to payments made during the quarter on one of the projects. By contrast, positive cash flow provided by operating activities was generated during the last quarter of 2001. The remainder of the negative cash flow resulted from the activity of subsidiary companies, mainly abroad, but also in Israel.

•	This quarter’s negative cash flow reflects the overall decrease (also presented in the balance sheets) in the obligations to suppliers and providers of services, of which a substantial part relates to significant payments made in excess of receipts on a project performed by the semiconductor division, as the project approaches its final stages.

•	In addition, the deferral of payments due from YES (paragraph A.2.3) caused a delay in the receipt of cash flow.

•	The cash balance at the end of the quarter decreased by U.S. $5.51 million, compared to last year’s third quarter, due to increased financing activity (long-term loans that were made by the Company), used by the Company for investment during the respective period.

D. Financing Sources

•	Shareholder’s Equity — The Group’s main financing source is its Shareholder’s Equity, amounting to approximately U.S. $46 million at September 30, 2002, compared to U.S. $45 million at the end of 2001 and approximately U.S. $43 million at the end of the third quarter in 2001.

•	Other Credits — Suppliers’ credits amounted to approximately U.S. $21 million at September 30, 2002, compared to approximately U.S. $53 million at the end of 2001. The decrease resulted from increased payments to major suppliers for the communication and the semiconductor divisions.

•	Short-term credits from banks and other corporations amounted to approximately U.S. $21 million at September 30, 2002, compared to approximately U.S. $15 million at the end of 2001.

•	Long-term credits from banks at September 30, 2002 amounted to approximately U.S. $35 million, compared to approximately U.S. $7 million at the end of 2001. The increase in short-term and long-term credits resulted primarily from loans to the Group from banks in order to finance acquisitions, business development and other activities, the most significant of which to date was the merger of o2wireless Solutions Inc. into Baran Telecom Inc.

E. Events Taking Place Subsequent to the Balance Sheet Date

1. On October 27, 2002, the U.S. Securities and Exchange Commission notified the Company that its registration statement on Form F-4 was declared effective. The Company’s shares issued in the merger and all of its other shares were listed for trading on the Nasdaq National Market System on November 15, 2002. The Company’s shares are listed on Nasdaq under the symbol “BRAN.”

2. Under o2 merger agreement, 454,166 shares of the Company will be issued to the former shareholders of o2. On November, 13, 2002 the Company’s Board of Directors confirmed an allotment of up to 116,000 of the Company’s non-merchantable option deeds for the benefit of the employees of the purchased company. Following the closing of the merger and up to the date of this report, the Company provided Baran Telecom an additional shareholder loan of approximately U.S.$ 6.0 million.

3. On October 28, 2002, the State of Israel and the Carmel Desalination Ltd. signed the B.O.O. agreement for the desalination of seawater and the production of energy in the Haifa area. The expected volume of the project is about U.S.$ 90 million, of which the Company’s share is 40% in the construction phase and one third in the operations. The project involves the construction of a seawater desalination facility, its operation for over 20 years, and the purchase of water by the State of Israel during the contract period at prices set in the contract.

F. A Report Regarding Exposure to Market Risks and their Management

This report refers to the Company and its related subsidiaries, of which the Group is the owner of equity and control rights of 50% or more.

1. General

In its regular course of business the Group is exposed to a variety of risks, usually not exceeding market risks considered normal with regard to a corporation’s activity. Such risks refer also to changes in the NIS’ purchasing power (inflation) and fluctuations in the exchange rate. The individual companies within the Group set and implement their own risk-management policies. The Company does not take additional measures for containing market risks assumed by its subsidiaries or by companies owned by its subsidiaries. Further, the Company does not manage the cumulative market risks; therefore, it also does not necessarily offset a subsidiary’s market risks against those of another.

Mr. Sasson Shilo, the CFO, is responsible for risk management, subject to the CEO’s approval. Besides acting as its CFO, Mr. Sasson Shilo is also the Company’s secretary and, since 1992, he has served as a director of the Group’s various subsidiaries and affiliated companies.

2. Exposure of the Corporation to Market Risks

Over the past several months, there has been a further decline in activity in Israeli industry and construction, indicated by decreases in investments and development. The Company is making significant efforts to obtain work on national projects in Israel, as well as foreign projects related to its fields of expertise.

As a result of the recession in the Israeli economy, collections from customers in Israel are expected to deteriorate. In order to prevent uncontrolled exposure, the

Group’s subsidiaries, each in its own area, are aggressively pursuing customer payments.

Dependency on customers and external factors as well as financial exposure and protection measures have already been described above in paragraphs A.5 and B.2, respectively.

The Company has not made any substantial changes to its policy of capital risk management, inspection measures or policy implementation since the last detailed account was submitted in the Directors’ Report for the year ended December 31, 2001, with the exception of enhancing protections against changes in the NIS’ purchasing power (inflation) and exchange rates.

3. Linkage Balance

Financial Balance for 09.30.2002 (U.S. $ Thousands September 2002)

Israeli Currency	Foreign Currency

		Linked/	In US$ or linked to	Linked to another	Non-financial
	Without linkage	Carries interest	US$	currency	balances	Total

Property
Current assets	26,894	24,247	30,915	21,778	6,728	110,562

Investment and long-term debit balances	—	4,467	8,496	—	5,813	18,776

Land, buildings for rent and permanent assets	—	—	—	—	27,361	27,361

Other properties and deferred expenses	—	—	—	—	1,402	1,402

Total assets	26,894	28,714	39,411	21,778	41,304	158,101

Obligations
Current obligations	23,262	11,089	13,787	21,385	2,300	71,823

Long-term obligations	1,113	36,052	—	1,246	13	38,424

Minority	—	—	—	—	1,477	1,477

Total obligations	24,375	47,141	13,787	22,631	3,790	111,724

Net balance	2,519	(18,427)	25,624	(853)	37,514	46,377

Remark: Exposure balance for 12.31.2001 can be found in the footnote # 13 of the financial annual report for 2001.

4. Specifications of Future Transactions

4.1 12.31.2001: None.

4.2 Reported Quarter

A. There were no open transactions on 09.30.2002.

B. Profits resulted from future transactions for the period ended on 09.30.2002 amounted to approximately U.S. $41,059.

G. The Effects of Other External Factors

To the best knowledge of the Company’s executives, no special external events or developments occurred, which might significantly affected the state of the Company’s affairs in addition to those specified in this report and its supplemented financial accounts.

The Company’s Board of Directors confirmed the report on 11.26.2002.

Respectfully

Yom Tov Samia President and COO Baran Group Ltd.	Meir Dor Chairman of the Board and CEO Baran Group Ltd.